UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On March 7, 2023, AerCap Holdings N.V. (the “Company”) issued a press release announcing the underwritten secondary offering (the “Secondary Offering”) of 18,000,000 of its ordinary shares by GE Capital US Holdings, Inc. (the “Selling Shareholder”) and the Company’s agreement to repurchase $500 million of its ordinary shares from the Selling Shareholder. A copy of the press release is attached hereto as Exhibit 99.1.

Pursuant to the Share Repurchase Agreement, entered into between the Company and the Selling Shareholder on March 7, 2023 (the “Share Repurchase Agreement”), the Company agreed to repurchase $500 million of its ordinary shares from the Selling Shareholder at the price per ordinary share paid by the underwriters to the Selling Shareholder in the Secondary Offering, subject to certain limitations. The closing of the share repurchase is expected to occur substantially simultaneously with, and is conditioned upon, the closing of the Secondary Offering. The foregoing description of the Share Repurchase Agreement is qualified by reference to the Share Repurchase Agreement, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference. The Company intends to fund the share repurchase with cash on hand. The share repurchase is being consummated pursuant to, and will utilize all authorized availability under, the share repurchase program announced by the Company’s board of directors on March 2, 2023, pursuant to which the Company’s board of directors authorized total repurchases of up to $500 million of the Company’s ordinary shares through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities law.

The information contained in this Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-270326 and 333-260359, Registration Statements on Form S-8, File Nos. 333-194638, 333-194637, 333-180323, 333-165839, and 333-154416, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Exhibits

99.1	AerCap Holdings N.V. Press Release
99.2	Share Repurchase Agreement, dated March 7, 2023, between AerCap Holdings N.V. and GE Capital US Holdings, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Date: March 7, 2023

EXHIBIT INDEX

99.1	AerCap Holdings N.V. Press Release
99.2	Share Repurchase Agreement, dated March 7, 2023, between AerCap Holdings N.V. and GE Capital US Holdings, Inc.